United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                      INTERACTIVE LIGHTING SHOWROOMS, INC.


  Nevada                                                                Optional
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)

30251  Golden  Lantern,  Suite  E-135                                      92677
(Address of principal executive offices)                              (Zip Code)

Registrant's  telephone  number,  including  area  code:         (949)  496-5288


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:  Common  Stock

Issued  and  outstanding  5,541,100  shares


This  Registration  Statement  is  Dated:  October  24,  2001.

The  EXHIBIT  INDEX  is  located  at  page  40



                          UNNUMBERED ITEM: INTRODUCTION

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB. Our common stock is not presently quoted on the OTCBB. Our common stock is currently listed on the Pink Sheets and has not traded in brokerage transactions recently. The requirements of the OTCBB are that the financial statements and information about our corporation be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is excused, not required or suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of our common stock.

     CONTENTS
PART  I       3

Item  1.  Description  of  Business                                            3
      (a)  Our  Organization                                                   3
      (b)  Bankruptcy,  Receivership  or  Similar  Proceeding                  3
      (c)  Our  Business                                                       4
      (d)  Risk  Factors                                                       5

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation        6
      (a)  Plan  of  Operation                                                 6
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                          7

Item  3.  Description  of  Property                                           12

Item 4.  Security Ownership of Certain Beneficial Owners and Management       12
      (a)  Security  Ownership  of  Management                                12
      (b)  Security  Ownership  of  Certain  Beneficial  Owners               12
      (c)  Changes  in  Control                                               12

Item  5.  Directors,  Executive Officers, Promoters and Control Persons       13

Item  6.  Executive  Compensation                                             14
          Executive  Compensation                                             14

Item  7.  Certain  Relationships  and  Related  Transactions                  14

Item  8.  Description  of  Securities                                         14

PART  II                                                                      17

Item  1                                                                       17
      (a)  Market  Information                                                17
      (b)  Holders                                                            17
      (c)  Dividends                                                          17

Item  2.  Legal  Proceedings                                                  17

Item  3.  Changes  in  and  Disagreements  with  Accountants                  18

Item  4.  Recent  Sales  of  Unregistered  Securities:  Three  Years          18

Item  5.  Indemnification  of  Officers  and  Directors                       19

PART  F/S                                                                     20

PART  III                                                                     23

Item  1.  Index  to  Exhibits                                                 40

                                     PART I


     ITEM  1.  DESCRIPTION  OF  BUSINESS.


 (A) OUR ORGANIZATION. This Corporation is formally "the Registrant", but we prefer to use the personal pronouns "we, us," or "our". We were duly incorporated on August 16, 1995 in the State of Nevada, for the purpose of conducting the business describe in Item 1(c) following. We have issued common stock in nine numbered series. Series are for descriptive purposes only:

----------------------------------------------------------------------------------------------
COMMON STOCK ISSUANCE                                                  1933 Act      Shares
                                                                      Exemption   Common Stock
----------------------------------------------------------------------------------------------
SERIES 1. On September 15, 1995, Issued to Founders for . . . . . .  Section4(2)    4,000,000
organizational services valued at $1,000

SERIES 2. From August 1996 through December 1997, . . . . . . . . .  Rule 504         375,500
for cash $220,950, to investors

SERIES 3. From February through December 1997, for cash $288,525, .  Rule 504         450,000
to Investors

SERIES 4. In April 1998, for services valued at $26,218 . . . . . .  Section4(2)       34,957

SERIES 5. In July 1998: exercise of A-Warrants (cash $95,000) . . .  Rule 504          38,000

SERIES 6. In August 1998, for exercise of B-Warrants (cash $15,000)  Rule 504         300,000

SERIES 7. In February 1999, for cash $74,100. . . . . . . . . . . .  Rule 504         320,500

SERIES 8. In March 1999, for services valued at $15,000 . . . . . .  Section4(2)       17,143

SERIES 9. In April 1999, for services valued at $1,000. . . . . . .  Section4(2)        5,000

TOTAL 12/31/00 and 9/30/01                                                          5,541,100
---------------------------------------------------------------------------------=============

     Series 2 and Series 3 placements included A-Warrants and B-Warrants. In 1998, the warrants were called to expire if not exercised. Some were exercised timely. The balance expired unexercised.

     Please  refer  to  the  following  Items  for  further  information:

          Part  I,  Item  8.  Description  of  Securities

          Part  II,  Item  4.  Recent  Sales  of  Unregistered  Securities


 (B) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

             The Remainder of this Page is Intentionally left Blank

 (C) OUR BUSINESS. Interactive Lighting Showrooms tm was the first company to offer a programmable software product to dealers specializing in lighting for the home building industry. Because ILS tm does not circumvent the dealer's relationships with either their builders or vendors, a neutral buffer zone was created that would provide an environment in which the newest touch screen technology could be applied. As of this writing ILS tm is no longer a reseller of lighting or associated products. ILS tm is a service provider, facilitator, and software programmer. Our system, when fully programmed, is presented to the ultimate consumer via fully interactive, touch screen, point-of-purchase kiosk.

     We have the first and only interactive selling system, by which the builder can expose the home buyer to various upgrade products, for installation in the original home building and home financing, the only one tested and proven by over one hundred users. It is with the utmost confidence that we state a superior knowledge of the consumer's motivation to use an interactive, remote-selling system. Our confidence is based on the results of our testing program. It is also the opinion of this company that the issue of upgrade lighting sales has been largely ignored by tract home builders, therefore there are no selling parameters from which to refer. We offer our expertise to all of our business associates, manufacturers, dealers and builders.

     Hardware: To make our system available to builders, and to demonstrate the abilities of the interactive system, we have fourteen demonstration units available for placement. Each unit can be readily programmed with the assortment plan of upgrades from the builder.

     CONCEPT AND MARKETING. We think that the current system of providing a new home buyer with options is antiquated in every facet of operation. The lack of support from manufacturers within their own dealer controlled distribution network parallels other industries that have failed and then disappeared. The building industry is rapidly trying to conform to the demanding taste preferences of their buyers. The challenge is to facilitate the purchase of higher margin, upgraded products utilizing the builder's sales venue and employees. Through "Creative Intervention" ILS tm can raise the level of control that the builder has over the discretionary funds of the home buyer. Through copyrighted software, the builder is able to offer its clientele a higher level of service. By reconfiguring the current buying patterns, a new market opportunity exists.

     OBJECTIVES. The term "virtual" is often used with many associated meanings. It is our objective to create a virtual business. We use the term virtual to describe a business that has a great market opportunity with a very low projected operating cost. By taking full advantage of the technology we have harnessed, it will be possible to create a new market in which competition is non existent. It is our objective to make the ILS tm upgrade system kiosk a standard piece of equipment found in the office of every tract homebuilder. Full color brochures are available detailing the many facets of the program. In addition, an 18 tm minute presentation is available on CD-ROM, as well as an interactive, informative diskette.

     REFERENCES. Several informative articles have appeared in newspapers and industry trade magazines featuring the ILS tm selling method. We have been featured in articles in the San Francisco Examiner and Chronicle ("Make light fixtures add-ons to mortgage", Sunday, August 4, 1996); Las Vegas Sun ("Lighting upa mortgage", Wednesday, August 7, 1996); Residential Lighting Magazine ("Changing the Builder Business", March 1997, Pg. 60, 61 by Mark L. Johnson, December 1998 Pg. 42 Now! section); Home Lighting and Accessories Magazine ("A Bright Concept for Builders" Retail Corner, December 1996, pg. 136) Professional Builder Magazine (December 1996, Products sections, Vendor News, pg. 106) among other write-ups.

     COMPETITIVE  BUSINESS  CONDITIONS.  We  have  no  competitor  at this time.

     EMPLOYEES.  We  have  two  officers,  and  no other employees at this time.

     DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. We are in the development stage of a revised plan of operation. We have no customers as of this Registration Statement.

     PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. We own the United States trademarks ILS and Interactive Lighting Showrooms, perfected by the offices of Fish & Richardson, P.C. in La Jolla, CA.

     AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. Other than legal and professional expenses, our efforts have been centered on software development and testing of our system and of our targeted market.

     COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS.  None.

     YEAR 2000/2001 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. None. We have encountered no year 2000/2001 compliance issues or problems.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of our common stock, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

     VOLUNTARY REPORTING CONTINGENCY. We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though we may not be required to do so. It is in our compelling interest to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended request for submission may be effective.


 (D) RISK FACTORS. Prospective investors and other interested persons should carefully consider, among other factors set forth in this report, the following:

     1. LIMITED OPERATIONS. Since the Company has had limited operations to date, its proposed operations are subject to all of the risks inherent in new business enterprises. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of new businesses and the competitive environment in which the Company will operate. The Company has had no significant revenues to date. The statements set forth in this Report are based on significant assumptions about circumstances and events which have not yet taken place. Accordingly, they are subject to variations (which could be substantial) that may arise as future operations actually occur.

     2. LIMITED CAPITALIZATION. The Company has limited capital resources to conduct operations for more than a limited period of time, or to achieve profitability without the infusion of additional capital over time. There can be no assurance that additional capital will be available when needed, or how the cost of requisite financing will impact profitability.

     3. SPECULATIVE NATURE OF THE COMPANY'S OPERATIONS. The Company's operations are newly commenced, in part, and planned but not commenced in part.

Accordingly, the Company's operations remain somewhat speculative in nature and not sufficiently established to provide any guarantee that operations will ultimately result as planned and projected.

     4. COMPETITION. Competition in the Issuer's Business, may become a significant factor at any time. It has not become so yet. We have no direct competitor. Success, even in innovative marketing of existing products invites competition, such that competition may be expected to intensify. Competitors with greater capitalization and endurance may enter the field of interactive upgrade sales, and may attempt to provide products and services initially at prices which undercut our competitive advantage as the first in the field.

     6. SUCCESS DEPENDENT UPON MANAGEMENT. Success of the Company depends to a large extent on the active participation of the officers and directors. The Company has not obtained key-person life insurance on any of the officers or directors. Loss of the services of the officers would adversely affect development of the Company's business and its likelihood of continuing operations.

     7. INDUSTRY AND ECONOMIC FACTORS. The industry in which the Company expects to operate is subject to constant changes based upon changes in public taste as well as the condition of the general economy. Furthermore, otherwise successful marketing projects can fail or falter if the availability of product is insufficient for any reason to meet the demand, due to labor unrest, natural disaster, or the unforeseen failure of suppliers. Factors beyond the control of the Company or those on whom it intends to rely can cause a marketing program to fail.

     8. POSSIBLE DILUTION TO PRESENT AND PROSPECTIVE SHAREHOLDERS. The Company's plan of operation, in part, contemplates the accomplishment of business success in stages, accompanied by possible additional capital needs. Capital may be acquired by borrowing or by further offerings of securities at prices and in amounts which cannot now be foreseen with any accuracy. Any transaction involving the issuance of previously authorized but un issued shares of Common Stock, or securities convertible into Common Stock, may result in dilution, possibly substantial, to present and prospective holders of Common Stock.

     9. CONTROL OF THE COMPANY. The Officers, Directors and Principal Shareholders will continue to own an overwhelming majority of the Common Shares of the Company. Therefore, the Control Group will either control or significantly influence a voting control of the Company. Pursuant to the laws of Nevada, a majority of all shareholders entitled to vote at any regularly called shareholders meeting, may act, as a majority, without notice or meeting, giving notice to other shareholders only after such action may have been taken. While there are some limits upon this right of the majority, Investors should understand that Management commands a voting majority in control of the Company.

     10. DIVIDENDS. The Company has paid no dividends since its inception. The Company does not anticipate paying any dividends on its Common Stock until and unless such profit is realized and may not pay out any dividends thereafter for an indefinite period.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A)  PLAN  OF  OPERATION.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Company has need for additional funding, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been advanced by its management and principal shareholders, until recently, when our litigation recover enabled us to reimburse and take up more direct payment of our current expenses. We require $500,000.00 to build and optimize our business to our national objectives and operate effectively for twelve months.

     Following our 1934 Act registration of our common stock (as a class) for trading, we would expect to proceed as follows to achieve our capital requirements: we would expect to attract private placement of these amounts, over the next twelve months; we have not determined whether additional capital would be required in the following twelve months, and if so, whether our success at that time would justify an initial public offering, or whether such an offering would then be in the best interest of our shareholders.

     There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders, Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in our compelling interest to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

      (2) SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT. We continue to improve our software, but our main focus would be upon customizing the programming options to the requirements of each customer

      (3) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None. We do not expect our business to require significant plant or equipment even assuming optimal operations. We sub-contract what we cannot do ourselves.

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. We may add one or two technical and clerical employees as operations warrant.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) HISTORICAL DISCUSSION. Beginning in September, 1998 through July 2000, our kiosk selling system was developed in a showroom of Centex Homes, Dallas Texas. This live, long-term test of the selling-power of our design was arranged through a relationship with Park Row Lighting, a dealer/partner of ours for that region. In the months following the original development, Centex requested a second kiosk for a second location. The two systems put to the test the issues of acceptance by the homebuyer, by the builder, ease of use, practicality of selling upgrades in the builder's sales venue, average expected sale per customer, average number of upgrades sold, and the infallibility and reliability of our software.

     During the seventeen month test program, the two Centex in-house designers developed the following documented statistics:

     1. There were 110 homebuyers exposed to our system. All 110 bought upgrades when so exposed.

     2. The average number of upgrade fixtures per order was 3.5. The average size of the order was $594.

     3.  There  were  no  system  failures.

      We calculate that a national homebuilder with a projected build-out of 10,000 homes can project sales of 3.5 lighting fixtures per home, or 35,000 fixtures. If we assume average pricing, rather than luxury pricing, the average sale would be $600 per home, or $6,000,000 in added revenue.

     These results suggest to us that our original projections were true, that homebuyers exposed to our system would add two or three upgraded fixtures per home to their deal with the builder. These results suggest the viability of our system to other forms of upgrade products. It is possible, by extrapolation from the foregoing data, to project sales by builders (exposing homebuyers to our system) in each category presented: home theater systems, upgraded computer and cable wiring, intercoms, alarm systems, plumbing fixtures, as well as lighting fixtures.

     We conclude that more choices of products to be included in the system would result in figures higher than the $600/6,000,000 mentioned above.

     FRUSTRATION OF INTENTIONS. We have experienced a frustrating period for the last three years.

     First, we approved a sale of our common stock to Pinnacle Management, of Zurich Illinois, to raise the required level of financing needs to perform the national presentation. The underlying arrangement was to raise an estimated $350,000 to $1,000,000, depending upon the performance of our common stock in the OTCBB (Over-The-Counter Bulletin Board) market. Two weeks after the contract was mutually signed, by all required management and approvals, Pinnacle breached the contract, whereupon the matter went to litigation. Please see Part II, Item 2, Legal proceedings for a discussion of litigation matters. The litigation lasted from October 1998 through July 2001, and was concluded favorably to us.

     Second, not having secured the financing for our national launch, we were introduced to MBT International, and internet-based seller of farm equipment and horses. MBT had, at the time, a highly successful internet site, attracting many thousands of visitors each day. MBT was then creating a new site, an "Internet Mall" with emphasis on home furnishings, contracting and home improvement. These topics were found to be commercially active in 1999. The match of interests seemed compelling. It was agreed formally, by MBT and us, in March of 1999, to do a deal. The deal points are summarized as follows:

     1. MBT and we would do a stock swap: 100,000 shares of our common stock; 10,000 shares of MBT Common stock. We delivered 100,000 shares to MBT. MBT did not deliver its 10,000 shares to us.

     2. We were to be the supplier of many of the decorative home products and lighting offered on the Interactive Mall, by means of our system. We were to be a virtual storefront in the Interactive Mall. After sixteen months of effort by us to help create the Mall-site, MBT was unsuccessful in creating or launching the "Life at Home Mall", where we were supposed to reside. Without a residence, our store could not exist.

     3. We ultimately demanded return of our 100,000 shares. MBT has refused. Those new investment shares have been stopped from transfer with our Certificate and Transfer Agency.


     REALIZATION AND REFOCUS. We realize that, with the best of intentions, both the previous programs have had a deleterious effect upon our progress. It has become evident that we would be better advised to proceed as facilitators of sales, as enablers to the builders, rather than as sellers ourselves. We have a proven sales tool that would allow builders to sell upgrades of many types by using our talking, interactive system. We therefore propose to proceed accordingly, to present our system via interactive technology to the significant builders of the United States.

             The Remainder of this Page is Intentionally left Blank

      (2) FINANCIAL CONDITION. We have recently obtained recovery of substantial funds, which recovery improves our previously declining financial condition.


                            Audited
Dec 31                  Dec 31    3/31    6/30    9/30
Selected Information     2000     1999    2001    2001     2001
----------------------------------------------------------------
Assets:
Cash                     1,590   2,530    590      166    65,519

Furniture & equipment    7,680   11,166  6,808    5,937   5,065

Total ASSETS:            9,270   13,696  7,398   $6,103   70,584
================================================================
Liabilities:
Accounts Payable        27,188   16,522  27,188  27,188     0

Accounts Related Party  12,526     0     12,526  12,526     0

Loans Payable            8,200   1,000   8,900    9,300     0
----------------------------------------------------------------
Total Liabilities       47,914   17,522  48,614  49,014     0
================================================================



     Our financial condition improved in the third quarter due a recovery from litigation. For a information about our most recent increase in cash, from a recovery in litigation, please see Part II, Item 2, Legal Proceedings.

     GOING CONCERN QUALIFICATION. Reference is made first to Auditors NOTE 2 (December 31, 2000), Going Concern: We have incurred losses during our development and early launch stages, since exception, qualified by our ultimate recovery, in the most recent third quarter, reducing our accumulated deficit, and allowing reimbursement of our officers for past advances, and benefits deferred. While we are and have been a going concern, in order to remain so, we must continue, as we have done, to refine and adjust our business plan, to emphasize service components, develop some financing, and improve our generation of revenues.

     ACCOUNTS-RELATED  PARTIES.  Reference  is  next  made NOTE 4: Related Party
Transactions: The $12,526 and $8,200 represents accrued automobile allowance to our two officers, and unreimbursed advances by them, during the period when we had no money to discharge them. With our liquidity resulting from our litigation recovery, these amounts have been paid and discharged.

             The Remainder of this Page is Intentionally left Blank

      (3)  RESULTS  OF  OPERATIONS.

           (I)  ANNUAL  INFORMATION:  AUDITED.


Operations:                                                         Inception
Audited                                                              8/16/95
Selected Information            2000         1999        1998      -12/31/00
---------------------------  -----------  ----------  ----------  -----------
Revenues:
  Sales . . . . . . . . . .       8,757      13,422      28,160       54,339
  Rental Income . . . . . .           0           0       2,270        2,720
  Interest Income . . . . .           0           0           0        4,968
-----------------------------------------------------------------------------
Total Revenues: . . . . . .  $    8,757   $  13,422   $  30,430   $   62,027
=============================================================================
Expenses:
  General & Administrative.     (43,575)   (141,252)   (201,828)    (837,466)
-----------------------------------------------------------------------------
Total Expenses. . . . . . .     (43,575)   (141,252)   (201,828)    (837,466)
-----------------------------------------------------------------------------
Net (Loss). . . . . . . . .     (34,818)   (127,830)   (171,398)    (775,437)
=============================================================================


     Our expenses in 1998 and 1999 include certain non-recurring items connected with our organization and initial launch: extraordinary legal and professional in connection with our submission to OTCBB. (Please recall that our common stock was quoted on OTCBB but had now stepped down to the NQB Pink Sheets, pending this current 1934 Act Registration); initial auditing, an unusual amount travel connected with acquainting builders, dealers and manufacturers to our system; and the initial software design, and the manufacture of a number of machines (computers). Included also was our test program with Centex Homes, discussed above in this sub-item (b)(i) Historical Information.

     We have enjoyed consistent but declining revenues from sales during the past three full fiscal years, 1998 through 2000. While our concept and system have been constantly improved, we have concluded that our manner of marketing has not been successful. It has become evident that we would be better advised to proceed as facilitators of sales, as enablers to the builders, rather than as sellers ourselves.

     These  declining  revenues  have  continued  over  the past three quarters.

             The Remainder of this Page is Intentionally left Blank

                    (II) QUARTERLY INFORMATION: UN-AUDITED.

Operations:               3/31      6/30      9/30       1/31       1/31
Un-Audited                                              -9/30      -12/31
Selected Information      2001      2001      2001       2001       2000
--------------------------------------------------------------------------
Revenues:
  Sales-Programming (1)     400         0    193,729    194,129     8,757
--------------------------------------------------------------------------
Total Revenues: . . . .     400   $     0    193,729    194,129     8,757
--------------------------------------------------------------------------
Expenses:
  General &
  Administrative. . . .  (2,972)   (1,695)  (119,948)  (124,615)  (47,575)
--------------------------------------------------------------------------
Total Expenses. . . . .  (2,972)   (1,695)  (119,948)  (124,615)  (47,575)
--------------------------------------------------------------------------
Net (Loss). . . . . . .  (2,572)   (1,695)    73,781     69,514   (38,818)
==========================================================================


     Our revenues from sales ceased in the second quarter. In the third quarter we secured our substantial recovery from litigation. For information about our most recent quarterly increase in revenues from a recovery in litigation, please see Part II, Item 2, Legal Proceedings. Clearly this recovery is extraordinary and non-recurring item.

     The $400 most recent relates to charges for programming previously contracted.

     Our expenses in the third quarter of 2001 include the legal expenses incurred in producing our litigation recovery.

     A comparison quarter to quarter with previous periods further illustrates how our approach to marketing had failed in effectiveness.


           (III)  RECENT  QUARTERLY  COMPARISON:  UN-AUDITED.

                                Revenues  Expenses   Result   Cumulative
--------------------------------------------------------------------------
Jan 1 thru Mar 31, 2001. . . .       400    (2,972)  (2,572)    (778,011)
Jan 1 thru Mar 31, 2000. . . .     2,189   (10,894)  (8,705)
==========================================================================
Apr 1 thru June 30, 2001 . . .         0    (1,695)  (1,695)    (779,706)
Apr 1 thru June 30, 2000 . . .     2,189   (10,894)  (8,705)
==========================================================================
July 1 thru September 30, 2001   193,729  (119,948)  73,781     (705,925)
July 1 thru September 30, 2000     2,189   (10,894)  (8,705)
==========================================================================



     WHAT WENT WRONG? Our initial approach to marketing did not fit into the established scheme of relationships between manufacturers, dealers (manufacturers representatives and independent sales persons), builders and builders employees. Inconsistent incentives at various stages frustrated consistency of acceptance.

      (4) FUTURE PROSPECTS. We have a road to travel. The company's perspective has changed as a result of the Centex Homes, ending in year 2000. We believe that a more direct approach to builders nationally with a presentation includes upgrade opportunity for products like cable wiring, smart-house wiring, home theater, intercom, alarm system, decorative plumbing and lighting fixtures should be included. We have identified the top 100 national builders and are in process of creating a presentation by literature and CD rom.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property, other than computer equipment and enjoy the non-exclusive use of offices and telephone of its officers.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.


 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

Name and Address of Beneficial Owner         Share
                                           Ownership     %
-------------------------------------------------------------
Michael Freedman   Chairman, CEO/Director  2,040,000    36.82
131 Cameray Heights
Laguna Niguel CA 92677
-------------------------------------------------------------
David B. Jones   President, COO/Director.  1,960,000    35.37
123 Cameray Heights
Laguna Niguel CA 92677
-------------------------------------------------------------
All Officers and Directors as a Group . .  4,000,000    72.19
-------------------------------------------------------------
Total Shares Issued and Outstanding . . .  5,541,100   100.00
-------------------------------------------------------------


 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of this Corporation. We are not a candidate for a reverse or direct acquisition. Our business is the plan described in Item 1(c).

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are our Officers, Directors and Founders, having taken office from our inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Michael Freedman (53), Chairman of the Board and Chief Executive Officer, is one of our two original founders. He was Owner of Decade 2000, established 1983 and until 2000 Inc., a sales force management and professional marketing company with a 30 year history in the lighting and home furnishings industry. Has been deeply involved in the promotion and establishment process for manufacturers nationally. Interviewed, as well as featured many times as an industry leader in Home Lighting and Accessories magazine, as well as in Home Furnishings Daily, and frequently quoted with his opinions on the marketing of lighting and related products. In 1994 he was recruited to do a marketing and sales re-organization project for H. Grabell and Sons, a 50 year old lampshade and accessory manufacturer with a new factory start-up in Tijuana, Mexico. At the conclusion of that project in the summer of 1995 Mr. Freedman incorporated Interactive Lighting in Nevada. Total industry experience spans 25 years. Freedman is the creator of the ILS tmupgrade lighting system, and the conceptual mind behind the creation of the relationships needed to support the ILS tmprogram. Mr. Freedman is responsible for all factory relationships, establishment of the national "Distributor-Partner" program, and personally presents the ILS tm program to the "Builder" customers of the distributors. Mr. Freedman earned a Bachelors degree in Management and Marketing from the Philadelphia College of Textiles and Science.

     David Jones (57), President and Chief Operating Officer, is our second Founder. Mr. Jones is a systems and operations specialist who gleans extraordinary experience from serving some 25 years with International Business Machines (IBM). His various positions gained through repeated promotions at IBM are the building blocks that have formed Mr. Jones into such a formidable operations specialist. From initial set-up, the creation of custom designed computer software, hiring and training personnel, accounting and report writing procedures. His responsibilities at ILS tm as Chief Operating Officer are to coordinate the full cycle of the order writing process, expediting, software development, office management, hiring of all personnel, computer hardware and computer manufacturer selection. Mr. Jones is served until 1997 as Chief Operating Officer of MicroAge, The Corporate Center in Cerritos, CA., where he was promoted from the position of Vice President of Operations after implementing a multitude of new organizational plans and systems for the continued growth of MTCC. Mr. Jones earned a Bachelors Degree in Business from Northern Illinois University.

                        ITEM 6.  EXECUTIVE COMPENSATION.

     EXECUTIVE COMPENSATION. As reported generally in this Registration Statement, the two principals have not taken any compensation until this most recent third quarter, due to the utter lack of liquidity during the development stage. During the quarter ended September 30, 2001, each officer/director was paid $3,000 in compensation, over and above reimbursement for expenses advanced. No plan of compensation is in effect.

     SUMMARY COMPENSATION TABLE. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation 228.402.


                                                                        Long Term Compensation
                                                                   |-----------------------------|
                                       Annual Compensation         |        Awards      | Payouts|
                              |------------------------------------------------------------------|
a . . . . . . . . .  b        |       c            d          e    |     f        g     |   h    |   i    |
----------------------------------------------------------------------------------------------------------|
Name. . . . . . . .                                                          Securities
And . . . . . . . .                                          Other    Restric-   Under-          All Other|
Principal . . . .                                         .  Annual     Ted     Lying             Compen- |
Position. . . . . .                                          Compen-   Stock   Options    LTIP     Sation |
                                    Salary       Bonus     Sation ($)  Awards  SARs (#)  Payouts     ($)  |
                         Year         ($)         ($)                   ($)               ($)             |
----------------------------------------------------------------------------------------------------------|
Michael                  2001        3,000         0            0        0         0        0          0  |
----------------------------------------------------------------------------------------------------------|
Friedman                 2000            0         0            0        0         0        0          0  |
----------------------------------------------------------------------------------------------------------|
CEO (1)                  1999            0         0            0        0         0        0          0  |
==========================================================================================================|
David Jones.             2001        3,000         0            0        0         0        0          0  |
----------------------------------------------------------------------------------------------------------|
COO (1). . .             2000            0         0            0        0         0        0          0  |
----------------------------------------------------------------------------------------------------------|
                         1999            0         0            0        0         0        0          0  |
----------------------------------------------------------------------------------------------------------|

NOTES  TO  TABLE:

(1)  Compensation  for  year  2001  is  given  as  of  September  30,  2001.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

     OUR CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 25,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 5,541,100 are issued and outstanding.

     COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

     SECONDARY TRADING refers to the marketability to resell the securities in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     UNRESTRICTED SHARES OF COMMON STOCK. 5,541,100 shares are issued and outstanding. 4,000,000 shares are held by affiliates. 1,541,100 shares are owned by non-affiliates and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with or without restriction of Rule 144.

     The  affiliate  4,000,000  shares  were issued in 1995, pursuant to Section
4(2) of the 1933 Act, and are more than two years old. Rule 144(e)(1) would permit affiliate sales in limited amounts, commonly not more than one percent of the total issued and outstanding total (say 55,411 shares) in any 90 day period.

     The non-affiliate 1,541,100 shares are analyzed as follows: 1,484,000 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a); 57,100 shares were issued on or before May 1, 1999, pursuant to Section 4(2) of the Securities Act of 1933 and were, when issued, Restricted Secceders as so defined by Rule
144(a).  Rule  144 was adopted by the commission pursuant to its authority under
Section 3(b) of the 1933 Act. All non-affiliate shares have been held continuously by the persons to whom they were issued, for more than two years. We believe that these 1,541,100 shares might now be resold in brokerage transactions free of restriction.

     OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

     RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g 2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction.
Accordingly offers to buy or sell our existing securities may be unlawful in certain States

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
             AND SHAREHOLDER MATTERS EQUITY AND SHAREHOLDER MATTERS.



 (A) MARKET INFORMATION. Our common stock was quoted Over-the-Counter on the Bulletin Board (OTCBB) during 1997 through 1999. There was some market activity during that period. We ceased to be a quoted company following the effectiveness of new NASD rules requiring OTCBB companies to be SEC Reporting companies. Our common stock is not presently quoted or traded on OTCBB, but is quoted on NQB Pink Sheets The following information is provided. The source is Bloomberg Financial Service.

                     ------------------------------------
                      PERIOD    HIGH BID  LOW BID  VOLUME
                     ------------------------------------
                     3rd 1999       .25   .15625   45,000
                     4th 1999    .15625   .04375   61,000
                     1st 2000       .25    .6250   70,000
                     2nd 2000       .25      .25   10,000
                     3rd 2000       .20      .12    7,000
                     4th 2000       .10      .03   27,000
                     1st 2001       .20      .07   50,000
                     2nd 2001       .14      .09  130,000
                     3rd 2001       .05     .015   20,000
                     ------------------------------------


     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.

 (B) HOLDERS. There are presently approximately 40 shareholders of our common stock.

 (C) DIVIDENDS. We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on its Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us. We have initiated and may initiate other proceedings to obtain affirmative relief.

     PINNACLE MANAGEMENT. We approved a sale of our common stock to Pinnacle Management, of Zurich Illinois, to raise the required level of financing needs to perform the national presentation. The underlying arrangement was to raise an estimated $350,000 to $1,000,000, depending upon the performance of our common stock in the OTCBB (Over-The-Counter Bulletin Board) market. Two weeks after the contract was mutually signed, by all required management and approvals, Pinnacle breached the contract, whereupon the matter went to litigation. The litigation lasted from October 1998 through July 2001, and was concluded favorably to us. The litigation took place in California and Illinois, and was resisted intensely. We obtained a successful net recovery of $193,729.

     MBT INTERNATIONAL INC. ("MBTI") MBTI and we agreed to swap a small amount of stock, 100,000 shares of our common stock, for 10,000 shares of MBTI, in connection with an understanding by which we would thus have paid for services and expenses in technical maintenance work needed to take our program to the world-wide web. We were to have a "store-front" on MBT electronic mall, life@home.com for one year. MBTI did not deliver its 10,000 shares and did not proceed with its mall or provide us the exposure. The 100,000 shares of our common stock has been stopped from transfer with our transfer agent. We may seek to enforce the return and/or cancellation of such certificate(s) as were so delivered. This matter is not believed to involve any substantial impact upon our business, if pursued.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements.

     Our Audit Committee for this fiscal year consists of the our Board of Directors. Management is responsible for our internal controls and the financial reporting process. Our independent auditors are responsible for performing an independent audit of our financial statements in accordance with generally accepted accounting standards and to issue a report thereon. It is the responsibility of our Board of Directors to monitor and oversee these processes. In this context the Committee has met and held discussions with management and the independent accountants. Management recommended to the Committee that our financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the financial statements with Management and such independent accountants, matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). Our independent accountants also provided to the Committee the written disclosures required by Independence Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm's independence.

     Based upon the Committee's discussions, and review, of the foregoing, the Committee recommended that our audited financial statements for the year ended December 31, 2000 be included and filed with the Securities and Exchange Commission in our 1934 Act Registration on Form 10-SB.


         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES: THREE YEARS.

     The following is the history of our issuance of unrestricted securities. We handled these placements ourselves, without underwriting or commissions. There are no warrants, options or derivative securities outstanding which might be converted to common stock.

     INVESTORS. Our investors in each case, were knowledgeable and sophisticated persons, with pre-existing relationships with management, and with full and ample access to information about our company, including the kind and sort of information that registration would have provided. The qualification of investors was determined by their incomes, net worth, and investing experience.

     SERVICE PROVIDERS. Series 4, 8 and 9, listed below, were providers of programming and/or advertising services, billed to us, and compensated by agreement in new investment shares of our common stock. These services were real commercial services, contracted at arms-length from un-related third persons, on terms no less favorable to us than available from other third persons.


COMMON STOCK ISSUANCE                                                    1933 Act      Shares
                                                                        Exemption   Common Stock
-----------------------------------------------------------------------------------------------
SERIES 1. On September 15, 1995, Issued to our two Founders and        Section 4(2)   4,000,000
Officers for organizational services valued at $1,000

SERIES 2. From August 1996 through December 1997, for cash               Rule 504       375,500
220,950, to investors: 4 shareholders in August 1996; 15 persons in
October 1996; 13 persons in November 1996.

SERIES 3. From February through December 1997, for cash $288,525,        Rule 504       450,000
to Investors: 5 persons.

SERIES 4. In April 1998, for services valued at $26,218                Section 4(2)      34,957

SERIES 5. In July 1998: exercise of A-Warrants (cash $95,000)            Rule 504        38,000

SERIES 6. In August 1998, for exercise of B-Warrants (cash $15,000)      Rule 504       300,000

SERIES 7. In February 1999, for cash $74,100: 3 persons.                 Rule 504       320,500

SERIES 8. In March 1999, for services valued at $15,000                Section 4(2)      17,143

SERIES 9. In April 1999, for services valued at $1,000                 Section 4(2)       5,000
                                                                                    -----------
TOTAL 12/31/00 and 9/30/01                                                            5,541,100
                                                                                    ===========


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

     Our Articles of Incorporation provide: "Directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director. This provision does not eliminate or limit the liability of a director for acts or omissions which involve the intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of NRS 78.300."

                                    PART F/S

     The following financial statements are furnished as a part of this Registration Statement:

--------------------------------------------------------------------------------
                           FINANCIAL STATEMENTS  PAGE
--------------------------------------------------------------------------------
FA-00     Audited  Financial  Statements  for the years ended December 31, 2000,
          1999, 1998 and from Inception August 16, 1995.                      21
--------------------------------------------------------------------------------
FU-9/30/01     Un-Audited  Financial  Statements  for  the three months and nine
               months ended September 30, 2001                                35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  EXHIBIT FA-00

                          AUDITED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED

                        DECEMBER 31, 2000, 1999, 1998 AND
                         FROM INCEPTION AUGUST 16, 1995.
--------------------------------------------------------------------------------

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                                 C O N T E N T S



Accountants'  Report                                     24

Balance  Sheets                                          25

Statements  of  Operations                               26

Statements  of  Stockholders'  Equity                    27

Statements  of  Cash  Flows                              28

Notes  to  the  Financial  Statements                    29

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Interactive Lighting Showrooms, Inc.

We have audited the accompanying balance sheets of Interactive Lighting Showrooms, Inc. (a development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 and from inception on August 16, 1995 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Lighting Showrooms, Inc. (a development stage company) as of December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998 and from inceptions on August 16, 1995 through December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Chisholm  &  Associates
Chisholm  &  Associates
North  Salt  Lake,  Utah
July  3,  2001

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                                 Balance Sheets

                ASSETS
                                                    December  31,
                                                  2000          1999
------------------------------------------------------------------------
Current  Assets:

   Cash                                    $      1,590  $        2,530
                                           -----------------------------
Total  Current  Assets                            1,590           2,530
                                           -----------------------------
   Furniture  &  Equipment (Net) (Note 3)         7,680          11,166
                                           -----------------------------
Total  Assets                              $      9,270  $       13,696
                                           =============================

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT  LIABILITIES
     Accounts  Payable                           27,188          16,522
     Accounts Payable-related party (Note 4)     12,526               0
     Loans Payable-related party (Note 4)         8,200           1,000
                                           -----------------------------
     Total  Liabilities                    $     47,914  $       17,522
                                           -----------------------------

STOCKHOLDERS'  EQUITY

     Common stock, $.001 par value;
     25,000,000 shares authorized; 5,541,100
     and 5,541,100 shares issued and
     outstanding,  respectively                   5,541           5,541

     Additional  paid-in  capital               731,252         731,252

 Accumulated Deficit during development stage  (775,437)       (740,619)
                                           -----------------------------
     Total  Stockholders'  Equity               (38,644)         (3,826)
                                           -----------------------------
TOTAL  LIABILITIES  AND
    STOCKHOLDERS'  EQUITY                  $      9,270  $       13,696
                                           =============================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                            Statements of Operations

                                                                       From  Inception
                                     For  the  Years  Ended          (August  16,  1995)
                                           December  31,                     through
                                 2000         1999           1998       December 31, 2000
-----------------------------------------------------------------------------------------
REVENUES
   Sales                    $     8,757   $     13,422   $     28,160   $     54,339
   Rental  Income                     0              0          2,270          2,720
   Interest  Income                   0              0              0           4968
                            ---------------------------------------------------------
TOTAL  REVENUES                   8,757         13,422         30,430         62,027
                            ---------------------------------------------------------
GENERAL  AND
    ADMINISTRATIVE  EXPENSES     43,575        141,252        201,828        837,464
                            ---------------------------------------------------------
    NET LOSS                $   (34,818)  $   (127,830)   $  (171,398)   $  (775,437)
                            =========================================================
LOSS  PER SHARE             $     (0.01)  $      (0.02)   $     (0.03)   $     (0.16)
                            =========================================================
WEIGHTED  AVERAGE  SHARES
    OUTSTANDING               5,541,100      5,369,779      5,011,979      4,775,946
                            =========================================================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity
           From inception on August 16, 1995 through December 31, 2000

                                                                                            Additional
                                             Common  Stock                Paid-in            Retained
                                         Shares          Amount           Capital             Deficit
------------------------------------------------------------------------------------------------------
Common stock issued
for organization costs                   4,000,000    $     4,000     $     (3,000)    $            0

Net  (loss)  for  the  period  ended
   December  31,  1995                           0              0                0             (5,043)
                                      ----------------------------------------------------------------

Balance,  December  31,  1995            4,000,000          4,000           (3,000)            (5,043)

Common  stock  issued  for  cash           375,500            375          220,575                  0
Net  (loss)  for  the  period  ended
   December  31,  1996                           0              0                0           (102,983)
                                      ----------------------------------------------------------------

Balance,  December  31,  1996            4,375,500          4,375          217,575           (108,026)

Common  stock  issued  for  cash           450,000            450          288,075                  0
Net  (loss)  for  the  period  ended
   December  31,  1997                           0              0                0           (333,366)
                                      ----------------------------------------------------------------

Balance,  December  31,  1997            4,825,500    $     4,825     $    505,650    $      (441,392)

Common  stock  issued  for  services        34,957             35           26,183                  0
Common  stock  issued  for  cash  per
 A  warrants                                38,000             38           94,962                  0
Common  stock  issued  for  cash  per
  B  warrants                              300,000            300           14,700                  0
Net  Loss  for  the  year  ended
   December  31,  1998                           0              0                0           (171,397)
                                      ----------------------------------------------------------------
Balance,  December  31,  1998            5,198,457          5,198          641,495           (612,789)

 Common  stock  issued  for  services       17,143             17           14,983                  0
Common  stock  issued  for  cash           320,500            321           73,779                  0
Common  stock  issued  for  services         5,000              5              995                  0
Net  Loss  for  the  year  ended
   December  31,  1999                           0              0                0           (127,830)
                                      ----------------------------------------------------------------
Balance,  December  31,  1999            5,541,100          5,541          731,252           (740,619)

  Net  Loss  for  the  year  ended
   December  31,  2000                           0              0                0          (  34,818)
                                      ----------------------------------------------------------------

Balance, December 31, 2000               5,541,100    $     5,541    $     731,252    $      (775,437)
                                      ================================================================

  The accompanying notes are an integral part of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                            Statements of Cash Flows

                                                                          From  Inception
                                       For  the  Years  Ended          (August  16,  1995)
                                             December  31,               through  December
                                   2000           1999          1998          31,  2000
------------------------------------------------------------------------------------------
Cash  Flows  form  Operating  Activities

   Net  loss                 $  (  34,818)   $  (127,830)   $  (171,398)   $  (775,437)

Non-Cash  Items:
   Depreciation  Expense            3,486          3,486          3,486         11,349
   Amortization Expense                 0              0          5,646          7,527
   Stock  issued  for  services         0         16,000         26,218         42,218
   (Increase) Decrease in A/P & Accrued
    Liabilities                    23,192         14,257            611         39,713
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
   Operating  Activities           (8,140)       (94,087)      (135,437)      (674,630)
                            -----------------------------------------------------------
Cash Flows from Investing Activities
   Furniture  &  Equipment              0              0         (6,657)       (17,148)
   Organization  Costs                  0              0              0         (9,406)
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
   Investing  Activities                0              0         (6,657)       (26,554)
                            -----------------------------------------------------------
Cash  Flows  from  Financing  Activities
    Stock  issued  for Cash             0           74,100      110,000        694,575
    Cash paid on shareholder loans      0                0            0        (31,911)
    Proceeds from Debt Financing    7,200            1,000            0         40,110
                            -----------------------------------------------------------
Net  Cash  Provided  (Used)  by
    Financing  Activities           7,200           75,100      110,000        702,774
                            -----------------------------------------------------------
Increase  in  Cash                   (940)         (18,987)     (32,094)         1,590

Cash  and  Cash  Equivalents  at
   Beginning of Period              2,530           21,517       53,611              0

Cash  and  Cash  Equivalents  at
   End  of  Period           $      1,590   $        2,530   $   21,517   $      1,590
                             =========================================================

Interest                     $          0   $            0   $       20   $         20
                             =========================================================
Income  Taxes                $          0   $            0   $        0   $          0
                             =========================================================

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
            ----------------------------------------------

a.     Organization

Interactive Lighting Showrooms, Inc. (the "Company") was incorporated under the laws of the State of Nevada on August 16, 1995. The Company was organized primarily for the purpose of developing and marketing an active computer device designed for use by real estate developers to specify lighting fixtures in residences being constructed for prospective purchasers.

b.     Recognition  of  Revenue

     The Company recognized income and expense on the accrual basis of accounting

c.     Earnings  (Loss)  Per  Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     Loss  per  share  calculation  for  the  year  ended  December  31,  2000:
                                   Loss          Shares          Per  Share
                           ----------------------------------------------------
Net  Loss                  $      (34,818)      5,541,100
Adjustments:                            0
                           ---------------
                           $      (34,818)
                           ===============
 BASIC LOSS PER SHARE
 Net Loss attributable to common
 Shareholders                     (34,818)       5,541,100              $(.01)
Effects of Dilutive Securities:         0

DILUTED  LOSSES  PER  SHARE           N/A

     Loss per share calculation for the year ended December 31, 1999:
                                  Loss          Shares           Per  Share
                          -----------------------------------------------------
Net Loss$                       (127,830)       5,369,779
Adjustments:                           0
                          $     (127,830)
                          ===============
 BASIC  LOSS  PER  SHARE
 Net  Loss  attributable  to  common
 Shareholders                   (127,830)       5,369,779              $(.02)
Effects of Dilutive Securities:        0

DILUTED  LOSSES  PER  SHARE          N/A

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)


c.   Earnings  (Loss)  Per  Share  (continued)

     Loss  per  share  calculation  for  the  year  ended  December  31,  1998:
                                   Loss            Shares           Per  Share
                               ------------------------------------------------
Net  Loss                      $   (171,398)     5,011,979
Adjustments:                              0
                               -------------
                               $   (171,398)
                               =============
     BASIC  LOSS  PER  SHARE
     Net  Loss  attributable  to  common
    Shareholders                   (171,398)     5,011,979            $(.03)
Effects  of  Dilutive  Securities:        0

DILUTED  LOSSES  PER  SHARE             N/A

d.     Provision  for  Income  Taxes

No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $775,000 that will be offset against future taxable income. These NOL carry forwards will begin to expire in 2010. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.

Deferred tax assets and the valuation account is as follows at December 31, 2000, 1999 and 1998:

                                               December  31,
                                    2000            1999              1998
                                --------------------------------------------
     Deferred  tax  asset:
   NOL  carry  forward          $    263,000    $    251,000     $   208,000

Valuation  allowance                (263,000)       (251,000)    $  (208,000)
                                --------------------------------------------
Total                           $          0    $          0     $         0
                                =============================================

e.     Use  of  Estimates  in  the  Preparation  of  Financial  Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)


f.     Cash  and  Cash  Equivalents

The Company includes all short-term highly liquid investments with original maturities less than three months as cash equivalents.

g.     Financial  Instruments

Financial instruments consist primarily of cash, and obligations under accounts payable, accrued expenses, and debt to officers. The carrying amounts of these financial instruments approximate the fair value.

NOTE  2  -  GOING  CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has had recurring operating losses since inception and is dependent upon financing to continue operations. Management plans to continue promoting their products and increase revenues in order to provide the needed capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE  3  -  PROPERTY  &  EQUIPMENT

Property  &  Equipment  consists of the following at December 31, 2000 and 1999:

                                       2000                  1999
--------------------------------------------------------------------
     Furniture                         5,594                  5,594
     Computer  Equipment              13,435                 13,435
                                ------------------------------------
                                      19,029                 19,029
     Accumulated  Depreciation       (11,349)                (7,863)
                                ------------------------------------
          Total                 $      7,680          $      11,166
                                ====================================

The cost of the property, plant and equipment is depreciated using the straight-line method. The depreciation periods are prescribed based on the type of property. Depreciation at December 31, 2000 and 1999 is $3,486 and $3,486, respectively.

Impairment of fixed assets is reviewed by management on an annual basis and is written down to fair market value.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The Company was indebted to two officers of the Company for auto allowance and other benefits not paid by the Company. The total related party payable due at December 31, 2000 was $12,526.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 2000 and 1999

NOTE  4  -  RELATED  PARTY  TRANSACTIONS  (Continued)

Two officers of the Company equally advanced funds to the Company as needed to cover general and administrative expenses of the Company. The amount advanced in 1999 was $1,000, and the amount advanced in 2000 was $7,200. The balance due these related parties at December 31, 2000 and 1999 was $8,200 and $1,000, respectively.

NOTE  5  -  STOCKHOLDERS  EQUITY  TRANSACTIONS

On September 15, 1995, the Board authorized the issuance of 4,000,000 shares of common stock to the organizers of the corporation. These shares were valued at $1,000.

From August 1996 through December 1996, the Company issued 375,500 shares of common stock for cash of $220,950 pursuant to a 504 exempt offering.

In February, September and December 1997, the Company issued 450,000 shares of common stock for cash of $288,525, pursuant to the 504 offering.

In  April 1998, the Company issued 34,957 shares for services valued at $26,218.

In July 1998, the Company issued 38,000 shares of common stock pursuant to the redemption of A Warrants issued with a 504 offering. Cash was received in the amount of $95,000.

In August 1998, the Company issued 300,000 shares of common stock for the exercise of B Warrants issued in an earlier 504 offering. Cash of $15,000 was received from the issuance.

In February 1999, the Company issued 320,500 shares of common stock pursuant to a 504 offering, wherein cash of $74,100 was received.

In March 1999, the Company issued 17,143 shares of common stock for services valued at $15,000.

In April 1999, the Company issued 5,000 shares of restricted common stock for services valued at $1,000.

                                    PART III

--------------------------------------------------------------------------------
                               EXHIBIT FU-9/30/01

                         UN-AUDITED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS AND NINE MONTHS ENDED

                               SEPTEMBER 30, 2001
--------------------------------------------------------------------------------

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                           BALANCE SHEETS (UNAUDITED)
                  for the fiscal year ended December 31, 2000
                    and the period ended September 30, 2001


                                                     September 30,  December 31,
                                                         2001         2000
--------------------------------------------------------------------------------

CURRENT ASSETS
  Cash in Banks . . . . . . . . . . . . . . . . . . . .  $  65,519   $   1,590
                                                         ----------  ----------
  Total Current Assets. . . . . . . . . . . . . . . . .     65,519       1,590
                                                         ----------  ----------
  Furniture & Equipment (Net of Depreciation) . . . . .      5,065       7,680
                                                         ----------  ----------

TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . .  $  70,584   $   9,270
                                                         ==========  ==========

      LIABILITIES & STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  Accounts Payable. . . . . . . . . . . . . . . . . . .  $       0   $  27,188
  Accounts Payable - related party (Note 4) . . . . . .          0      12,526
  Loans Payable - related party (Note 4). . . . . . . .          0       8,200
                                                         ----------  ----------
Total Liabilities . . . . . . . . . . . . . . . . . . .          0      47,914

STOCKHOLDERS' EQUITY

  Common Stock, $.001 par value; authorized 25,000,000
     shares; issued and outstanding, 5,541,100 shares,
     and 5,541,100 shares respectively. . . . . . . . .      5,541       5,541
  Additional Paid In Capital. . . . . . . . . . . . . .    770,966     731,252
  Accumulated Surplus (Deficit) . . . . . . . . . . . .   (705,923)   (775,437)
                                                         ----------  ----------
Total Stockholders' Equity. . . . . . . . . . . . . . .     70,584     (38,644)
                                                         ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . .  $  70,584   $   9,270
                                                         ==========  ==========

                  The accompanying notes are an integral part
                         of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                   STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
                for the periods ended September 30, 2001 and 2000


                                                                                        Inception
                                              From July             From January       (August 16,
                                             1, 2001 to              1, 2000 to         1995) thru
                                            September 30,           September 30,      September 30,
                                         2001        2000         2001        2000         2001
                                      ----------  -----------  ----------  -----------  -----------
Income:
  Sales. . . . . . . . . . . . . . .  $  193,729  $    2,189   $  194,129  $    6,568   $  248,468
  Rental Income. . . . . . . . . . .           0           0            0           0        2,720
  Interest Income. . . . . . . . . .           0           0            0           0        4,968
                                      ----------  -----------  ----------  -----------  -----------
  Total Revenues . . . . . . . . . .     193,729       2,189      194,129       6,568      256,156
General and administrative expenses.     119,948      10,894      124,615      32,681      962,081
                                      ----------  -----------  ----------  -----------  -----------
Net Profit (Loss) from Operations. .      73,781      (8,705)      69,514     (26,114)    (705,925)
Net Income (Loss). . . . . . . . . .      73,781      (8,705)      69,514     (26,114)    (705,925)
                                      ----------  -----------  ----------  -----------  -----------
Loss per Share . . . . . . . . . . .  $     0.01  $    (0.00)  $     0.01  $    (0.00)  $    (0.15)
                                      ==========  ===========  ==========  ===========  ===========
Weighted Average
    Shares Outstanding . . . . . . .   5,541,100   5,541,100    5,541,100   5,541,100    4,775,946
                                      ==========  ===========  ==========  ===========  ===========

                  The accompanying notes are an integral part
                         of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
            for the period from inception of the Development Stage on
                                August 16, 1995,
            for the fiscal years ended December 31, 1995 through 2000
                  and for the period ended September 30, 2001

                                                      Additional Accumulated  Total Stock-
                                  Common       Par     Paid-In      Equity  holders' Equity
                                  Stock       Value    Capital    (Deficit)    (Deficit)
---------------------------------------------------------------------------------------
Balance on August 31, 1995 . . .        -0-  $  -0-  $    -0-   $     -0-   $     -0-

Common Stock sold during 1995. .  4,000,000   4,000    (3,000)          0           0

Net Loss during the fiscal year
ended December 31, 1995. . . . .          0       0         0      (5,043)          0
                                ------------------------------------------------------
Balance at December 31, 1995 . .  4,000,000   4,000    (3,000)     (5,043)     (4,043)

Common Stock sold during 1996. .    375,500     375   220,575           0           0

Net Loss during the fiscal year
ended December 31, 1996. . . . .          0       0         0    (102,983)          0
                                ------------------------------------------------------
Balance at December 31, 1996 . .  4,375,500   4,375   217,575    (108,026)    113,924

Common Stock sold during 1997. .    450,000     450   288,075           0           0

Net Loss during the period
ended December 31, 1997. . . . .          0       0         0    (333,366)          0
                                ------------------------------------------------------
Balance at December 31, 1997 . .  4,825,500  $4,825  $505,650   $(441,392)  $  69,083

Common Stock issued for services     34,957      35    26,183           0           0
Common Stock issued for cash per
   A warrwnts. . . . . . . . . .     38,000      38    94,962           0           0
Common Stock issued for cash per
   B warrwnts. . . . . . . . . .    300,000     300    14,700           0           0

Net Loss during the period
ended December 31, 1998. . . . .          0       0         0    (171,397)          0
                                ------------------------------------------------------
Balance at December 31, 1998 . .  5,198,457  $5,198  $641,495   $(612,789)  $  33,904

Common Stock issued for services     17,143      17    14,983           0           0
Common Stock issued for cash . .    320,500     321    73,779           0           0
Common Stock issued for services      5,000       5       995           0           0

Net Loss during the period
ended December 31, 1999. . . . .          0       0         0    (127,830)          0
                                ------------------------------------------------------
Balance at December 31, 1999 . .  5,541,100  $5,541  $731,252   $(740,619)  $  (3,826)

Net Loss during the period
ended December 31, 2000. . . . .          0       0         0     (34,818)          0
                                ------------------------------------------------------
Balance at December 31, 2000 . .  5,541,100  $5,541  $731,252   $(775,437)  $ (38,644)

Cancellation of debt . . . . . .          0       0    39,714           0           0

Net Loss during the period
ended September 30, 2001 . . . .          0       0         0      69,514           0
                                ------------------------------------------------------
Balance at September 30, 2001. .  5,541,100  $5,541  $770,966   $(705,923)  $  70,584

                  The accompanying notes are an integral part
                         of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                            STATEMENTS OF CASH FLOWS
                for the periods ended September 30, 2001 and 2000

                                                                Inception
                                                              (August  16,
                                      For the periods ended    1995) thru
                                            September 30,    September 30,
                                           2001      2000        2001
--------------------------------------------------------------------------

Cash Flows from Operating Activities
  Net Income (Loss) . . . . . . . . . .  $69,514   $(26,114)  $(705,923)

Non-Cash Items:
  Depreciation Expense. . . . . . . . .    2,615      2,615      13,964
  Amortization Expense. . . . . . . . .        0          0       7,527
  Stock issued for services . . . . . .        0          0      42,218
  (Increase) Decrease in A/P & Accrued
      Liabilities . . . . . . . . . . .    1,100     17,394      40,813
                                         --------  ---------  ----------
Net Cash from Operations. . . . . . . .   73,229     (6,105)   (601,402)
Cash Flows from Investing Activities
  Furniture and Equipment . . . . . . .        0          0     (17,148)
  Organization Costs. . . . . . . . . .        0          0      (9,406)
                                         --------  ---------  ----------
Net Cash from Investing Activities. . .        0          0     (26,554)
                                         --------  ---------  ----------
Investing Cash Flows
Cash Flows from Financing Activities
  Sale of Common Stock. . . . . . . . .        0          0     694,575
  Cash paid on Shareholder Loans. . . .   (9,300)         0     (41,211)
  Proceeds from debt financing. . . . .        0      5,165      40,110
                                         --------  ---------  ----------
Net Cash from Financing Activities. . .   (9,300)     5,165     693,474
                                         --------  ---------  ----------
Cash Increase (Decrease). . . . . . . .   63,929       (940)     65,519
Beginning Cash. . . . . . . . . . . . .    1,590      2,530           0
                                         --------  ---------  ----------
Cash as of Statement Date . . . . . . .  $65,519   $  1,590   $  65,519
                                         ========  =========  ==========
Interest. . . . . . . . . . . . . . . .  $     0   $      0   $      20
                                         ========  =========  ==========
Income Taxes. . . . . . . . . . . . . .  $     0   $      0   $       0
                                         ========  =========  ==========

                  The accompanying notes are an integral part
                         of these financial statements.

                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2001


NOTES  TO  FINANCIAL  STATEMENTS

Interactive Lighting Showrooms, Inc. ("the Company") has elected to omit substantially all footnotes to the financial statements for the period ended September 30, 2001, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Annual Report filed on Form 10-KSB for the Fiscal year ended December 31, 2000.

UNAUDITED  INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                                    PART III

                           ITEM 1.  INDEX TO EXHIBITS.

   Exhibit
   Table
     #            Table Category  /  Description of Exhibit     Page Number
---------------------------------------------------------------------------
    3.1          Articles of Incorporation                          42
    3.2          Articles of Amendment                              45
    3.3          By-Laws                                            47
---------------------------------------------------------------------------


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, and individually in the capacities stated.


                      INTERACTIVE LIGHTING SHOWROOMS, INC.

                                       by

     /s/Michael Freedman        /s/David Jones
        Michael  Freedman          David  Jones
        Chairman/director          President/director

--------------------------------------------------------------------------------
                                   EXHIBIT 3.1

                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                      INTERACTIVE LIGHTING SHOWROOMS, INC.


The undersigned proposes to form a corporation under the laws of the State of Nevada, relating to private corporations and to that end hereby adopts articles of incorporation as follows:

                               ARTICLE ONE: NAME:

     The  name  of  the  corporation  is  INTERACTIVE  LIGHTING  SHOWROOMS, INC.

                              ARTICLE TWO: LOCATION

     The principle office of this corporation is to be at 3305 WEST SPRING MOUNTAIN ROAD, SUITE #60-A, LAS VEGAS, NEVADA, 89102.

                             ARTICLE THREE: PURPOSES

     This corporation is authorized to carry on any lawful business or enterprise.

                           ARTICLE FOUR: CAPITAL STOCK

     The amount of the total authorized capital stock of this corporation is 25,000 shares at no par value. Such shares are non assessable.

                             ARTICLE FIVE: DIRECTORS

     The members of the governing board of this corporation shall be styled directors. The name and address of the member of the first board of directors is: GAYLE GRANVILLE, c/o CHASE PUBLICATIONS, INC., 3305 W. SPRING MOUNTAIN ROAD, #60-A, LAS VEGAS, NEVADA, 89102. Directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director. This provision does not eliminate or limit the liability of a director for acts or omissions which involve the intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of NRS 78.300.

                           ARTICLE SIX: INCORPORATORS

     The name and address of the incorporator is GAYLE A. GRANVILLE, c/o CHASE PUBLICATIONS, INC. 3305 WEST SPRING MOUNTAIN ROAD, SUITE #60-A LAS VEGAS, NEVADA, 89102.

                       ARTICLE SEVEN: PERIOD OF EXISTENCE

     The  period  of  existence  of  this  corporation  shall  be  perpetual.

              ARTICLE EIGHT: AMENDMENT OF ARTICLES OF INCORPORATION

     The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.

                     ARTICLE NINE: STATUTORY RESIDENT AGENT

     The corporation does hereby name, constitute and appoint as its statutory resident agent within the State of Nevada for receipt of process or any other lawful purpose, CHASE PUBLICATIONS, INC. 3305 WEST SPRING MOUNTAIN ROAD, SUITE #60-A, LAS VEGAS, NEVADA, 89102. The resident agent's telephone number is (800)

686-8626. This appointment of resident agent shall be continuous unless otherwise changed by the Board of Directors of the corporation acting pursuant to the laws of the State of Nevada.

                          ARTICLE TEN: VOTING OF SHARES

     In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

IN WITNESS WHEREOF the undersigned, GAYLE GRANVILLE, for the purposes of forming a corporation under the laws of the State of Nevada, does make, file and record these article, and certifies that the facts herein stated are true; and I have accordingly hereunto set my hand this 31ST DAY OF JULY 1995.
                                                                   INCORPORATOR:
                                                      __________________________
                                                              Gayle A. Granville

--------------------------------------------------------------------------------
                                   EXHIBIT 3.2

                              ARTICLES OF AMENDMENT
--------------------------------------------------------------------------------

                     AMENDMENT TO ARTICLES OF INCORPORATION

                                       OF
                      INTERACTIVE LIGHTING SHOWROOMS, INC.

                (AFTER PAYMENT OF CAPITAL AND ISSUANCE OF STOCK)

WHEREAS the Articles of Incorporation were filed originally on, or about AUGUST 16, 1995; and whereas the Corporation has duly issued and outstanding shares of its common stock; and, further, the Corporation having called a Special Meeting of All Shareholders entitled to vote, and such meeting having been duly held and conducted on July 9, 1996; and the shareholders, by affirmative vote of more than 90% of all shareholders entitled to vote having determined to change the capital of this Corporation;

NOW, THEREFORE, by authority and direction of the Shareholders, the Board of Directors hereby makes and files this amendment to articles of incorporation for the sole purpose and effect of changing the Corporate Name.


The  former  Article  read:

ARTICLE FOUR. The amount of the total authorized capital stock of this corporation is 25,000 shares at no par value. Such shares are non assessable.

Article  Four  is  superseded  and  replaced  as  follows:

ARTICLE FOUR. The amount of the total authorized capital stock of this corporation is 25,000,000 shares at $0.001 par value. Such shares are non assessable and carry no preemptive rights.


In all other respects, the Articles as originally filed remain in full force and effect as stated.


WE, THE UNDERSIGNED, being the sole Officers and Directors of this Corporation do make and file these Articles of Amendment, for the purpose of Amending the Articles of Incorporation as originally filed pursuant the General Corporation Law of the State of Colorado, hereby declaring and certifying that the facts herein stated are true, were taken as of dates stated, and accordingly have set our hand hereunto this Day in certification thereof.



/s/David  B.  Jones                               /s/Michael  Freedman
   David  B.  Jones                                  Michael  Freedman
   President                                         Chairman,  CEO

--------------------------------------------------------------------------------
                                   EXHIBIT 3.3

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                      INTERACTIVE LIGHTING SHOWROOMS, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES

     The principal office of the corporation in the State of Nevada shall be located at 3305 West Spring Mountain Road, Suite #60-A, Las Vegas, Nevada, 89102. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of June in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (l0) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (l0) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(l0) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.

                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the

Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediate-ly after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockhold-ers. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

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SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.

                                   ARTICLE IV
                                    OFFICERS

SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

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SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.

                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

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SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the lst day of January in each year, or on such other day as the Board of Directors shall fix.

                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

     EXECUTED,  this  day  of  August  16,  1995.           /s/Michael  Freedman
                                                               Michael  Freedman
                                                                       Secretary

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